EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings
Earnings Per Share of Common Stock and Common Stock Equivalents

	Years Ended December 31,
amounts in thousands, except share and per share amounts	2015	2014	2013
Net income	$81,057	$95,329	$63,466
Basic weighted average shares	14,392,522	14,259,768	14,133,925
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	433,223	386,601	211,628
Diluted weighted average shares	14,825,745	14,646,369	14,345,553
Net income per common share:
Basic	$5.63	$6.69	$4.49
Diluted	$5.47	$6.51	$4.42